Chewy, Inc.
1855 Griffin Road, Suite B-428
Dania Beach, FL 33004

VIA EDGAR

June 12, 2020

Mr. Scott Stringer

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Chewy, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2020
10-K Filed April 2, 2020
File No. 1-38936

Dear Mr. Stringer

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing of Chewy, Inc. (the “Company”) set forth in your letter, dated May 29, 2020.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the Staff’s comments immediately below the corresponding numbered comment.

Form 10-K for the Fiscal Year Ended February 2, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 37

1.Staff’s comment: We note you present Adjusted EBITDA margin. Please explain to us how you have complied with Item 10(e)(1)(i)(A) of Regulation S-K in providing a presentation of equal or greater prominence, of the most directly comparable GAAP measure. Please note that this comment also applies to your presentation of the measure in Form 8-K filed April 2, 2020.
Response: We respectfully acknowledge the Staff’s comment. We believe that we have complied with the stated rules and regulations relating to the presentation with an equal or greater prominence of the most directly comparable GAAP measure to Adjusted EBITDA margin. We include Adjusted EBITDA margin in the detailed GAAP to non-GAAP reconciliation for our Adjusted EBITDA calculation. The most comparable GAAP metric is net loss which is then reconciled to Adjusted EBITDA. Moreover, we do not currently show net margin for GAAP comparisons and Adjusted EBITDA margin is purely formulaic utilizing the reconciliation provided.

In consideration of the Staff’s comment, we have provided an updated table to include the formulaic calculation of GAAP net margin (defined as GAAP net loss divided by GAAP net sales and expressed as a percentage) beginning with our press release and letter to shareholders included as part of our Form 8-K as well as our Form 10-Q for the quarterly period ended May 3, 2020, The following table has been provided for fiscal years 2019, 2018, and 2017 as a representation of our updated presentation:

($ in thousands, except percentages)	Fiscal Year
Reconciliation of Net Loss to Adjusted EBITDA	2019	2018	2017
Net loss	$(252,370)	$(267,890)	$(338,057)
Add (deduct):
Depreciation and amortization	30,645	23,210	12,536
Share-based compensation expense and related taxes	136,237	14,351	11,209
Interest (income) expense, net	(356)	124	206
Management fee expense(1)	1,300	1,300	866
Non-routine items (2)	—	—	61,993
Transaction related costs	1,396	—	—
Other	2,123	—	—
Adjusted EBITDA	$(81,025)	$(228,905)	$(251,247)
Net sales	$4,846,743	$3,532,837	$2,104,287
Net margin	(5.2)%	(7.6)%	(16.1)%
Adjusted EBITDA margin	(1.7)%	(6.5)%	(11.9)%
(1) Management fee expense allocated to us by PetSmart for organizational oversight and certain limited corporate functions provided by its sponsors. Although we are not a party to the agreement governing the management fee, this management fee is reflected as an expense in our consolidated financial statements.

(2) For Fiscal Year 2017, non-routine items include $33.9 million for compensation expenses to our employees as a result of PetSmart’s acquisition of us and $28.1 million of acquisition-related costs incurred for our benefit as part of PetSmart’s acquisition of us.

We define net margin as net loss divided by net sales and adjusted EBITDA margin as adjusted EBITDA divided by net sales.
Notes to Consolidated Financial Statements
1. Description of Business
Revenue Recognition, page 55

2.Staff’s comment: Please tell us how you considered the requirement to disclose disaggregated revenues in accordance with ASC 606-10-50-5. In this regard, we note you generate net sales from sales of pet food, pet products, pet medications and other pet health products. We also note your disclosure of net sales from consumables, hardgoods and other in management's discussion and analysis of financial condition and results of operations on page 41 and the analysts questions regarding your pharmacy business in your fourth quarter 2019 earnings call.

Response: We respectfully acknowledge the Staff’s comment. We evaluated the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 and determined that additional disclosures of disaggregated net sales by product groups were not meaningful to allow investors to understand our business activities, historical performance, or future prospects. When evaluating our disclosure requirements, we first look to our relationships with customers that depict the nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors.

We strive to provide the best customer experience to pet parents through our assortment of product offerings. Each product group we offer is comprised of goods specifically for pets and is aimed at appealing to the same broad range of pet parent consumers looking for a one stop shop for all of their pet needs. Additionally, our Autoship program provides pet parents the opportunity to schedule delivery of products on a consistent basis throughout the year. Sales to Autoship customers represent nearly 70% of our consolidated revenue stream and reduces the uncertainty of our revenue and cash flow streams affected by economic factors.

All products are purchased by the end customer through our storefront applications and payment is received prior to shipment. As such, revenue is recognized on a point-in-time basis for all products. Our consumables, hardgoods, and pharmaceutical products have similar economic characteristics as they all exhibit low seasonality and there has been no significant change in the mix or performance of these product groups as a percentage of total net sales or profitability. While pharmaceutical products may be slightly different as they require a prescription, a sizeable majority of the pharmaceutical products offered are consistent in nature and revenue margins with our other product lines (e.g., prescription pet food) and maintain the same characteristics with respect to the nature and timing of the revenue streams of our full catalog. Pharmaceutical products can also be included in pet parents’ Autoship orders eliminating seasonality and the uncertainty of revenue and cash flow streams. In addition, the revenues within our pharmaceutical operations are currently not material to the Company’s consolidated financial statements.

The Company strives to provide customers an appropriate mix of consumables, hardgoods, and pharmaceutical products that maximize their shopping experience. This enhances our revenue streams across the portfolio and provides margin accretion for products within each category. While we review margins across product categories, the scope of such review is limited and this is done to enhance business operations while maintaining a focus on our consolidated product offering in order to provide a full assortment of products to meet the needs of pets and pet parents.

Based on the preceding, as it pertains to ASC 606-10-55-89, we believe that the nature of products and categories across our catalog of product offerings is similar as most of the products are sourced from the same type of third party suppliers, sold in the same manner through our storefront applications, and address the same needs of the same pet parent consumers.

In accordance with ASC 606-10-55-90, we also considered how information about our revenue has been presented for other purposes:

–While we provide a summary composition in our Management Discussion and Analysis for consumables, hardgoods, and other, we do not provide discussion at that level of disaggregation. This summary is presented to provide an investor a snapshot of the composition, but as we noted above, the nature and characteristics, margins, and timing of the cash flows associated with these products are similar.

–As noted in the Staff’s comment, we do receive inquiries from investors and analysts on earnings calls specifically on the pharmaceutical business. While pharmaceutical products may be slightly different as they require a prescription, they maintain the same characteristics with respect to the nature and timing of the revenue streams as our other product offerings.

–Our shareholder letter provides financial information at the consolidated level. We do not provide detailed revenues and margins at a lower level. In our internal reporting associated with monthly and quarterly business reviews with the chief operating decision maker, our results are consolidated to align with the Company’s overarching focus on customer experience.

We also evaluated the categories stated in ASC 606-10-55-91 as part of our disclosure review process. These categories include the following:

–Type of good or service: As noted above, we provide products with similar characteristics to provide superior customer experience. These products are sourced through similar channels and maintain consistent product margins across the portfolio.

–Geographical Region: Our business operates solely in the United States.

–Market or type of customer: Our business is focused on providing pet parents in the United States a one-stop destination for their needs. Additionally, nearly 70% of our consolidated net sales are driven by our pet parents who have signed-up for our Autoship program which provides regular monthly shipments to these customers.

–Type of contract and contract duration: We do not maintain long-term contracts with our customers. A customer will place an order on our storefront applications, and once that distinct order has been fully shipped, we have satisfied our performance obligation to that customer and there are no remaining performance obligations with such customer. Our Autoship program is non-binding and a customer can exit the program or stop shipment at any time.

–Sales Channel: Our products are sold in the same manner through our storefront applications and address the same needs of the same pet parent consumer.

Therefore, we believe that disclosing the aggregate revenues for consumables, hardgoods and other pet products as a single group of similar products is in accordance with the guidance of ASC 606. Notwithstanding the preceding, the level of disaggregation is subject to re-evaluation for appropriate disclosure in the future, as necessary, due to changes to the Company or our business, either organically or through future acquisitions, divestitures, or otherwise.

5. Debt, page 60

3.Staff’s comment: We note your disclosure in Item 5 that terms of your credit facilities contain restrictions on your ability to pay dividends. Please tell us your consideration describing the most significant restrictions on the payment of dividends, indicating their pertinent provisions. Please refer to Rule 4-08(e)(1) of Regulation S-X.
Response: We respectfully acknowledge the Staff’s comment. As stated in Item 5 of our Form 10-K for the fiscal year ended February 2, 2020, we do not intend to pay any cash dividends for the foreseeable future. As such and because the restrictions are customary, we do not consider it material or meaningful to investors to disclose information with respect to the specific restrictions contained in our revolving credit facility on the Company’s ability to pay dividends.

10. Net Loss Per Share, page 68

4.Staff’s comment: Please tell us your consideration of disclosing RSUs and PIUs that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share because to do so would have been antidilutive for the years presented. Please refer to ASC 260-10-50-1c.
Response: We respectfully acknowledge the Staff’s comment. The Company maintains one class of potentially dilutive securities issued pursuant to our 2019 Omnibus Incentive Plan (the “Chewy 2019 Plan”). The restricted stock units (RSUs) that were granted to individuals as part of the Company’s overall compensation program vest based on a defined requisite service period. A description of the Chewy 2019 Plan as well as the number of units of unvested RSUs outstanding was presented in Note 8, Share-Based Compensation of our Form 10-K for the fiscal year ended February 2, 2020. As the Company is in a net loss position, the total number of RSUs presented are excluded from diluted net loss per share (“EPS”) as the effect would have been antidilutive.

For further clarity, we have expanded our net loss per share disclosures beginning with our Form 10-Q for the quarterly period ended May 3, 2020. We have included the number of shares of unvested RSUs (which is also disclosed in our share-based compensation footnote) that were excluded from the computation of diluted net loss per share attributable to common stockholders as the effect of such inclusion would have been antidilutive since the Company generated net losses to common stockholders.

For purposes of our comparative financials, the above disclosure is not meaningful for quarterly periods ended May 5, 2019 and earlier. As disclosed in our Form 10-K, the Company’s capital structure prior to our initial public offering is not comparable to current period presentation. The presentation of our comparative periods was previously reclassified to reflect that change. The profits interests units (PIUs) in one of the Company’s parent companies were cancelled at the date of the effectiveness of the Company’s Registration Statement on Form S-1 and disclosing such units would not be meaningful to an investor.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please do not hesitate to contact me at (954) 334-3816 or by e-mail at mmarte@chewy.com.

Sincerely,
/s/ Mario Marte
Mario Marte
Chief Financial Officer